# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D-Wave Quantum Inc., CIK 0001907982
CUSIP: 26740W109
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2650 EAST BAYSHORE ROAD, 2650 EAST BAYSHORE ROAD, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-23-036937
Filed by CIK 0001396318

## Reporting persons
- PUBLIC SECTOR PENSION INVESTMENT BOARD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 5,400,000; shared voting power 0; sole dispositive power 5,400,000; shared dispositive power 0; aggregate amount beneficially owned 5,400,000 (2% of the class)
  Comment: Comment to Rows 5-11 above: The beneficial ownership information in Rows 5-11 is as of January 22, 2025. See Item 4 to this Amendment No. 2.

## Item 1. Issuer
Name of issuer: D-Wave Quantum Inc.
Address of issuer's principal executive offices: 2650 EAST BAYSHORE ROAD, 2650 EAST BAYSHORE ROAD, PALO ALTO, CALIFORNIA, 94303.

## Item 2. Person Filing
Name of person filing: Public Sector Pension Investment Board
Address of principal business office or, if none, residence:
1250 Rene-Levesque West,
Suite 1400, Montreal, Quebec, H3B 5E9 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of January 22, 2025, Reporting Person owned 5,400,000 shares of common stock of the Issuer. As of December 31, 2024, the Reporting Persons owned no shares of common stock of the Issuer and 40,057,252 exchangeable shares in the capital of D-Wave Quantum Technologies Inc., an indirect wholly-owned subsidiary of the Issuer, which was exchangeable into 40,057,252 shares of common stock of the Issuer.
Percent of class: As of January 22, 2025, the percent of shares of common stock outstanding was 2 percent. The calculation of percent of class is based on a number of shares of the Issuer's common stock outstanding equal to (i) 225,389,000 shares of common stock outstanding as of December 27, 2024, as reported in Issuer's prospectus filed with the SEC on January 2, 2025, pursuant to Rule 424(b)(5) plus (ii) 40,057,252 shares of the common stock subsequently issued by the Issuer upon the exchange by the Reporting Person of 40,057,252 exchangeable shares in the capital of D-Wave Quantum Technologies Inc., an indirect wholly-owned subsidiary of the Issuer.
Sole power to vote or to direct the vote: The response of the Reporting Person to Row (5) of the cover page of this Amendment No. 2 (including the Reporting Person's Comment) is incorporated herein by reference, as of January 22, 2025.
Shared power to vote or to direct the vote: The response of the Reporting Person to Row (6) of the cover page of this Amendment No. 2 (including the Reporting Person's Comment) is incorporated herein by reference, as of January 22, 2025.
Sole power to dispose or to direct the disposition: The response of the Reporting Person to Row (7) of the cover page of this Amendment No. 2 (including the Reporting Person's Comment) is incorporated herein by reference, as of January 22, 2025.
Shared power to dispose or to direct the disposition: The response of the Reporting Person to Row (8) of the cover page of this Amendment No. 2 (including the Reporting Person's Comment) is incorporated herein by reference, as of January 22, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- PUBLIC SECTOR PENSION INVESTMENT BOARD: /s/ Martine Vanasse, Managing Director and Chief Compliance Officer (01/23/2025)